February 27, 2020

Dermot Smurfit
Chief Executive Officer
GAN Limited
Axe & Bottle Court
70 Newcomen Street
London SE1 1YT

       Re: GAN Limited
           Draft Registration Statement on Form F-1
           Submitted on January 31, 2020
           CIK No. 0001799332

Dear Mr. Smurfit:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

About This Prospectus
Industry and Market Data, page 4

1. Please identify the specific reports or publications that you used as the basis for industry statistics disclosed throughout your prospectus summary and business section. The figures and statistics derived from these reports or publications should be specifically cited when they are referenced in the disclosure. Further, please advise us whether you commissioned any of the reports that will be cited.
 Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
February 27, 2020
Page 2
February 27, 2020 Page 2
FirstName LastName
2. In this section, you indicate industry and market data may be based on management estimates. Please specify where appropriate the disclosed figures and statistics that are based on management estimates and clarify how you determined these estimates.
Prospectus Summary
Who We Are, page 6

3. You reference that you have a customer base of 53 U.S.-based casino properties, racetracks and online sportsbooks in this section. On page 69, you reference 23 large-
         scale operators as your customers. However, you are only licensed to operate gaming operations in New Jersey, Pennsylvania and Indiana. Please clarify whether your U.S.
         customer base outside of New Jersey, Pennsylvania and Indiana are primarily related to simulated or social casino gaming and clarify how many of your large-scale operators represent real money casino or sports betting operations in New Jersey, Pennsylvania and
         Indiana.
Our Growth Strategy, page 12

4. Please revise this section to provide more details of the nature of your international revenues. Please clarify that nearly all of your international revenue, 37.2% of total revenue, was derived from Italy.
Risk Factors
We rely on a small number of customers for a substantial portion of our revenues..., page 20

5. You state that you have a long-term existing contract with your largest customer. Please disclose the material terms of your contract with this customer, including the identity of the customer, the term of the contract, and termination provisions. Clarify whether the agreements with your largest customers significantly vary from each other and from your smaller customers. In this regard, we note that you generate revenue on a monthly subscription basis.
The online gaming industry is heavily regulated..., page 29

6. You disclose that you discovered incidents of cross-state betting activity in December
         2019 where players were geo-verified to be physically located primarily in Indiana or
         Pennsylvania, but had navigated to the New Jersey version of the website. Please clarify how you discovered the incident and whether the use of measures to circumvent geo-
         verification by players may cause you regulatory risk related to cross-state betting activity.
Corporate Structure, page 40

7. Please clarify the source of the 2 million of consideration to be paid to GAN plc shareholders and whether this will be paid using any proceeds from this offering.
 Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
February 27, 2020
Page 3
February 27, 2020 Page 3
FirstName LastName
8. You state on page 93 that the GAN Limited shares exchanged for GAN plc shares as part of the share exchange will be freely tradeable subject to the Rule 144 limitation for affiliates. Please tell us the basis for the belief that the exchanged GAN Limited shares will be freely tradeable.
Capitalization, page 44

9. Please explain your basis for including the adjustment for the borrowing to finance the payment of cash consideration in the Pro forma, As Adjusted column. In this regard, since the adjustment relates to the Share Exchange and Reorganization, it appears it should be reflected in the Pro Forma column.
10. Please revise to present the line items within equity in the Capitalization table for all columns. Alternatively, revise to provide a separate pro forma balance sheet reflecting the reorganization transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 50

11. You state that simulated iGaming incorporates powerful loyalty and marketing features aimed at maximizing player engagement. Please clarify how you measure player engagement.
12. Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss the "risk of cash outflow" from certain contractual agreements that you disclose negatively impacts your liquidity and results. Disclose the nature of the contracts, the extent of the risk, any material trends or uncertainties related to those obligations, and the company's plans to mitigate the risk. For further guidance, please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Results of Operations, page 55

13. Your disclosure on page 49 suggests that Active Player-Days, Gross Operator Revenue, and Average Revenue per Daily Active User are measures used by management to assess your performance. Please revise your MD&A disclosures to incorporate these measures and how they impacted your operating results. We refer you to Section III.B.1. of SEC
         Release 33-8350.
14. To add more context to your operating results discussion, please revise to also incorporate a discussion of your segment results. Refer to Item 5 of Form 20-F and
Section III.B.2 of
         SEC Release 33-8350.
Underwriting (Conflicts of Interest), page 103

15. Please briefly describe the "limited exceptions" to your lock-up agreement.
 Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
February 27, 2020
February 27, 2020 Page 4
Page 4
FirstName LastName
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(g) Revenue Recognition, page F-12

16. We note disclosures throughout the filing that you provide "enterprise Software-as-a-
         Service ("SAAS") solutions." You also disclose on page 51 that your standard sale is "a license agreement for SaaS or Iaas." Please clarify for us whether your real money gaming and simulated gaming solutions include a license to intellectual property or if they represent service arrangements and refer to the authoritative guidance that supports your accounting.
17. Please describe for us, in greater detail, the nature of the platform and development services provided and explain why some are recognized over time and some at a point in time. As part of your response, refer to the authoritative guidance that supports your accounting.
Note 3. Critical Accounting Estimates and Judgments, page F-20

18. For Real Money Gaming and Simulated Gaming solutions, please explain more clearly the circumstances under which you act as principal or agent for each solution and the basis for
         your conclusions under IFRS 15 B34   B38. Also, explain what amounts
are recorded in
         your financial statements for revenue and costs when you recognize revenues on a gross or net basis. In this regard, we note that your current disclosure appears to indicate that you record the "revenue share" as revenue regardless of whether you are the principal or agent. Please advise.
Note 7. Operating Loss, page F-25

19. Revise to disclose expense amounts by nature for both cost of revenue and administrative expenses that agree to the totals presented on the Consolidated Statement of
         Comprehensive Income. Refer to IAS 1 paragraph 104.
Note 10. Income Tax, page F-26

20. Please revise to disclose the components of net loss before taxes as either domestic or foreign. Refer to Rule 4-08(h)(1) of Regulation S-X.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
February 27, 2020
Page 5
February 27, 2020 Page 5
FirstName LastName
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202)
551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      James A. Mercer, III, Esq.